Mail Stop 0308

May 26, 2005

John F. Wittkowske
Senior Vice President and Chief Financial Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI   53201

        Re: Weyco Group, Inc.
   Form 10-K for the fiscal year ended December 31, 2004
   Form 10-Q for the quarter ended March 31, 2005
   File No.   0-9068

Dear Mr. Wittkowske:

 We have reviewed your response dated May 20, 2005 to our
comment
letter dated May 13, 2005. We have completed our review of your
Form
10-K and related filings and have no further comments at this
time.

Sincerely,

Michael Moran
Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        DIVISION OF
CORPORATION FINANCE